A.S.V., Inc.
Exhibit 11 — Computation of Earnings per Share
(In thousands, except share and per share data)

	Three Months Ended March 31,
	2007	2006
Basic
Earnings
Net earnings	$2,059	$6,936

Shares
Weighted average number of common shares outstanding	26,716,095	27,089,275

Earnings per common share	$.08	$.26

Diluted
Earnings
Net earnings	$2,059	$6,936

Shares
Weighted average number of common shares outstanding	26,716,095	27,089,275
Assume the proceeds from the exercise of options together with the related income tax benefit and unrecognized compensation were used to repurchase shares issued upon exercise of options and warrants.	471,117	785,944

Weighted average number of common and common equivalent shares outstanding	27,187,212	27,875,219

Earnings per common share	$.08	$.25

17